Exhibit 6.2

AMENDMENT TO ADMINISTRATIVE SERVICES AGREEMENT

This Amendment (“Amendment”) is made and entered into as of [Effective Date], by and between Compound Administrative Services LLC (“Compound Administrative”) and Compound Real Estate Bonds Inc (“Company”), collectively referred to as the “Parties.”

WHEREAS, the Parties entered into an Administrative Services Agreement dated March 17, 2022 (“Agreement”);

WHEREAS, the Parties desire to reflect their new understanding of payment frequency, and formalize that by amending the Agreement to change the payment frequency from monthly to annually;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Amendment to Section 1(b): Administrative Fee. The following language in Section 1(b) of the Agreement:

“On the first business day of each month during the Term following the initial month of the Term, Compound Administrative shall invoice the Company for the amount of Administrative Services Fee (the ‘Monthly Invoice’) for the preceding month...”

is hereby amended to:

“On the first business day of each year during the Term following the initial year of the Term, Compound Administrative shall invoice the Company for the amount of Administrative Services Fee (the ‘Annual Invoice’) for the preceding year...”

2.	No Other Changes. Except as expressly modified by this Amendment, all other terms and conditions of the Agreement shall remain unchanged and in full force and effect.

Effective Date. This Amendment shall be retroactively effective as of January 1, 2023.

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of November 13, 2023.

Compound Administrative Services LLC

By:	/s/ Inderjit Tuli
Name:	Inderjit Tuli
Title:	President

Compound Real Estate Bonds Inc

By:	/s/ Harminder Burmi
Name:	Harminder “Michael” Burmi
Title:	CFO